EXHIBIT 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES MANAGEMENT CHANGES

Toronto, ON - July 11, 2007 - Northcore Technologies Inc. (TSX: NTI; OTCBB :NTLNF), a global provider of core asset solutions, announced today a series of management changes which will take effect on July 12, 2007. Duncan Copeland has been appointed Chief Executive Officer, succeeding Jeff Lymburner, who will remain on the company’s board of directors. James Moskos has been promoted to Chief Operating Officer.

Mr. Copeland will be responsible for the company’s strategic direction and will serve as chief spokesperson on corporate and investor activities. Mr. Copeland is a founding director of the company and has been a member of the faculties of the Richard Ivey School of Business, University of Western Ontario and Georgetown University. Mr. Copeland has also provided information technology and management consulting services to leading private and public sector organizations over the years, such as American Airlines, Bank of Montreal, IBM, and the government of Canada. Mr. Copeland holds a doctorate from the Harvard Business School.

Mr. Moskos will be responsible for all aspects of Northcore’s ongoing activities, including the continued development of GE Asset Manager, LLC. Mr. Moskos has served with the company since 1998, spearheading its technology strategy and initiatives, particularly the development of Northcore’s suite of asset management solutions that are being utilized by a roster of Fortune 500 organizations around the world. Mr. Moskos will continue to serve as a director of the company.

“Jim Moskos has done exceptional work in managing our strategic alliances while presiding over top-quality technology development. To continue building on these strengths, it is now appropriate that he be given the maximum authority and flexibility in his new role as COO,” said Jeff Lymburner, outgoing-CEO of Northcore Technologies.   “Duncan Copeland brings 10 years as a board member and extensive IT and consulting expertise to the CEO position. I am confident that this experience will assist Jim and the management team to maximize their potential."

In his continuing role as a director of the company, Mr.Lymburner will provide support during its transition and ongoing growth.

Mr. Chris Bulger will continue to serve as chairman of the company’s board of directors.

- more-

Northcore announces management changes/2

About Northcore Technologies Inc.
Northcore Technologies provides core asset solutions that help organizations source, manage and sell their capital equipment. Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services.  Current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At Northcore Technologies Inc.
Joe Racanelli, Chief Marketing Officer
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: jracanelli@northcore.com